SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 24 February 2006

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 24 February 2006

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Update- to 24 February 2006

Recent Announcements to the London Stock Exchange

DATE	DETAILS

24.2.06	Capital Group interest reduced to 5.85%

24.2.06	Director- John Grant- Impending Retirement

24.2.06	Discussions with Keyspan Corporation

13.2.06	Block Listing Six Monthly Return

13.02.06	Quest operation

7.2.06	Directors Interests - Share Incentive Plan - monthly update

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Note:	In addition, a separate SEC filing on Form 6-K was made

on 17 February 2006:

Announcement – 16 February 2006: National Grid Announces

Agreement To Acquire Rhode Island Gas Distribution Business

From Southern Union Company

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

Update- to 24 February 2006

National Grid plc (NG)

24 February 2006

Notification of Interest in NG Ordinary Shares,

Pursuant to Section 198 of The Companies Act 1985

______________________________________________

National Grid yesterday received notification from The Capital Group Companies, Inc., that its notifiable interest had decreased to 5.85% (158,845,806 shares) at 21 February 2006.

National Grid plc (the Company)

24 February 2006

_____________________________

National Grid today announces that John Grant will retire as a Non-executive Director with effect from the close of the Company’s 2006 Annual General Meeting after serving as a director for 11 years. With effect from 1 March 2006, his role as Chairman of the Remuneration Committee will be taken by John Allan.

Sir John Parker, Chairman of National Grid, said ‘I would like to thank John Grant for his significant input as chairman of our Remuneration Committee and previously as Chairman of the Audit Committee and also for his long service on the Board of National Grid. I would like to wish him all success for the future.’

NATIONAL GRID PLC (“National Grid”)

24 February 2006

________________________________________

DISCUSSIONS WITH KEYSPAN CORPORATION

National Grid has noted the recent press speculation regarding discussions between National Grid and KeySpan Corporation (“KeySpan”). The Directors of National Grid confirm that they are in discussions concerning a potential transaction with KeySpan but emphasise that these discussions are yet to be concluded and that there is no certainty that they will lead to any definitive agreement. If agreed, any transaction would be on an all cash basis, satisfied wholly from borrowings.

A further announcement will be made as appropriate.

Enquiries:

National Grid:

Investors
David Campbell	+44 (0)20 7004 3170	+44 (0)7799 131783(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

Citigate Dewe Rogerson	+44 (0)20 7638 9571
Anthony Carlisle	+44 (0)7973 611888(m)

National Grid plc (‘NG’)

13th February 2006

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Block Listing Six Monthly Return

___________________________________

NB: References are to NG Ordinary shares of 11 17/43p.

1. Name of Company	National Grid plc
2. Name of Scheme	Employee Shareschemes
3. Period	1 August 2005 to 31 January 2006.
4. Shares not issued at end of last period:	11,037,301 (new blocklisting, 1 August 2005)
5. Shares issued/allotted during period:	1,661,212
6. Balance not yet issued/allotted at end of period:	9,376,089
7. No. of shares originally listed and date of admission:	On 1 August 2005, following NG’s capital consolidation, a total of 2,712,727,627 New Ordinary Shares of 11 17/43 pence were in issue.

Total number of shares in issue at end of the period: 2,714,388,839

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Contact: D C Forward, Assistant Secretary

Tel: 0207 004 3226

National Grid plc ('NG')

13th February 2006

___________________________________

Block Listing Six Monthly Return

___________________________________

NB: References are to NG Ordinary shares of 11 17/43p.

1. Name of Company	National Grid plc
2. Name of Scheme	National Grid Electricity Transmission plc- 4.25 per cent Exchangeable Bonds 2008.
3. Period	1 August 2005 to 31 January 2006.
4. Shares not issued at end of last period:	37,388 (new blocklisting, 1 August 2005)
5. Shares issued/allotted during period:	Nil
6. Balance not yet issued/allotted at end of period:	37,388
7. No. of shares originally listed and date of admission:	On 1 August 2005, following NG’s capital consolidation, a total of 2,712,727,627 New Ordinary Shares of 11 17/43 pence were in issue.

Total number of shares in issue at end of the period: 2,714,388,839

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Contact: D C Forward, Assistant Secretary

Tel: 0207 004 3226

National Grid plc (NG)

13 February 2006

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)

(Notification of Directors’ Interests pursuant to Section 324(2)

of the Companies Act 1985)

__________________________________________________________

Today, each of the following NG Executive Directors: E M Astle, S J Holliday, S Lucas, N P Winser and R J Urwin, technically ceased to be interested in 31,309 NG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NG’s Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 004 3226).

National Grid plc (NG)

7 February 2006

NG SHARE INCENTIVE PLAN (the “SIP”)

(Notification of Directors’ Interests, pursuant to

Section 324(2) of the Companies Act 1985)

_________________________________________

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 41,873 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market on 7 February 2006, at a price of 580.56 pence per share, on behalf of some 2,700 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP	Resulting total interest
Steven Holliday	22 Ordinary Shares	559,447 Ordinary Shares
Roger Urwin	22 Ordinary Shares	1,501,175 Ordinary Shares 281,977 B Shares- unchanged

Contact: D C Forward, Assistant Secretary (0207 004 3226)